EXHIBIT 99.1

“REYNOLDS CFO”

INTERVIEW WITH TOM ADAMS

INTERVIEWER: MATT GRAINGER

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MATT GRAINGER:

Hi, I’m Matt Grainger, Morgan Stanley’s U.S. tobacco analyst. And I’m here with Tom Adams, executive vice-president and chief financial officer of Reynolds American. Tom, thanks for bein’ with us today.

TOM ADAMS:

My pleasure, Matt.

MATT GRAINGER:

So, Tom— it’s obviously been a very eventful year for Reynolds. Highlighted by the announcement of the pending acquisition of Lorillard. And this is an acquisition that’s potentially gonna be transformational for your company. It does come with some costs. Clearly at— at— 13 times EVD. You’ve— done multiple and some substantial— divestitures associated with it. Can you walk us through the puts and takes of the transaction and why you feel that ultimately this is gonna create significant shareholder value for Reynolds shareholders?

TOM ADAMS:

Sure, Matt. I’d be happy—

MATT GRAINGER:

Thanks—

TOM ADAMS:

—to do that. And we do think that this transaction is gonna be transformative to— to Reynolds in— in the brand Newport, which we’ll be acquiring. It’s got tremendous growth properties. We think that it will be— beneficial in the near term and very— very beneficial— further— further out in the long term.

It— as I said, it’s got great demographics. In addition to that— you know, we’re gonna be— increasing the size of our growth brand portfolios from about 70% today in terms of cigarettes to about 90%. We are— divesting some brands to Newport and establishing— excuse me. We’re divesting some brands to Imperial— that are actually gonna make them a strong competitor. So we’re— you know, on— all in all, we’re very pleased with the— the construct of the transaction.

MATT GRAINGER:

Okay, thanks. And the question we most often hear from investors— these days I would say is around the F.T.C. process— which is ongoing. And could you walk us through the— sorta where we stand in the process, and your thoughts on how the package of divestitures what constructed, and what gives you confidence in the transaction ultimately going through?

TOM ADAMS:

Sure. I’m happy to do that, Matt. We— we announced this transaction, as you know, in July— on July 15th of this year. And on July 28th, we filed a Hart-Scott-Rodino filing with the F.T.C. About a month after that, we— we received a second request, which we expected, to provide more data and information to the F.T.C.

And we are in the process of complying with that right now. We believe that we’ll be substantially— through with all that stuff and— and it be substantially complied by— by sometime in December. We would expect shortly thereafter there would be some depositions of— company personnel— both ours and Lorillard.

That would run through January. And that we ultimately will hear from the F.T.C. sometime in— late January, early February— give or take. The divestiture package that we put together— in this transaction for— for Imperial includes the— f— f— the r— the Reynolds full price brands— premium brands— Winston, Salem, and Kool— Maverick from Lorillard, which is a value brand, and then Blu e-cigs.

And it was our judgment that this w— this would provide a good balance of full pri— of premium (NOISE) brands to value brands— so that th— that Imperial could— it could add those brands to its existing brand portfolio of U.S.A. Gold and Sonoma, which are around two or three share but in the aggregate, excluding Blu, would be about a ten-share company. And we thought that that— would establish a viable competitor— valuable third competitor in the U.S. cigarette industry.

MATT GRAINGER:

Okay. And then lastly, Tom— moving on from the transaction— I wanted to ask you about your VUSE e-vapor brand. And you’ve gone through a number of test markets. You’re in the process of rolling out nationally. And— you’ve spoken to the market about potentially achieving profitability on the brand by the middle of next year. So could you touch a bit more on the evidence you’ve seen? Consumer behavior around the product, the progress that it’s made, and what gives you confident in being able to reach that benchmark of profitability and ongoing market share gains.

TOM ADAMS:

Sure, I’d be happy to talk about that—

MATT GRAINGER:

Thanks.

TOM ADAMS:

Well, Matt, as you and— and some of you folks out there— that are watching this know, we introduced VUSE nationally— in July of 2013 in Colorado and had great success in the marketplace there. And then went on to— to Utah in— in January of— of this year. And, I mean, we’re seeing great success because VUSE is differentiated.

We’re the only product in the marketplace that has— that’s digital technology, which is to say that we have— our product is— is— is all rechargeable. It has a cartridge and a battery— like I said, that’s rechargeable. And in each of those, there are microprocessors that connect and talk to each other— during the— the vaping experience.

We’ve programmed this to basically deliver 200 puffs. The first puff is the same as the last puff. And we are delivering satisfaction to those consuming the product at the same level— of— level of satisfaction that cigarette smokers are expecting. And that’s why we see tremendous convergence rates— vis-à-vis our competitors.

In fact, if you look at some of the data that we’re seeing in the marketplace today, about 80% of our sales are on cartridges, which means there’s adoption— and 20% on our solo units, which are the rechargeable units. And that’s actually the flip side of what our competition is experiencing.

So we’re very pleased with where we’re goin’. We’re excited about the additional— stores that we— the 38,000 stores that we launched in— in— in October of this year— you know, making 70,000 outlets nationally. And there will be a further wave of expansion in the early part of next year, which will take us to— to basically where we need to be, which is well over 100,000 nationally.

MATT GRAINGER:

Okay. Well, we’ve a lot to look forward to over the next few months. And Tom, thank you again for— for joining us here at the conference.

TOM ADAMS:

Thank you, Matt. It’s a pleasure to be here.

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